As filed with the Securities and Exchange Commission on April 16, 2008
Registration No. 333-148200
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEPHROS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	13-3971809
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

3960 Broadway
New York, New York 10032
(212) 781-5113
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Norman J. Barta
President and Chief Executive Officer
Nephros, Inc.
3960 Broadway
New York, New York 10032
(212) 781-5113
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
David M. Zlotchew, Esq.
Haynes and Boone, LLP
153 East 53rd Street
New York, NY 10022
Telephone: (212) 659-4986
Facsimile: (212) 884-9540

Approximate date of commencement of proposed sale to the public: At such time or other times as may be determined by the selling stockholders following the effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities or the solicitation of an offer to buy these securities in any state in which such offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION — DATED APRIL 16, 2008

PRELIMINARY PROSPECTUS

36,916,328 Shares of Common Stock

This prospectus relates to the resale or other disposition of up to 36,916,328 shares of our common stock, which shares consist of (i) 25,847,388 presently outstanding shares of our common stock, (ii) 9,112,566 shares of our common stock issuable upon the exercise of our Class D warrants, (iii) 1,756,374 shares of our common stock issuable upon the exercise of our placement agent warrants, and (iv) 200,000 shares of our common stock issuable upon the exercise of our underwriter warrants, that are beneficially owned by the selling stockholders listed on page 21 of this prospectus or their transferees. The selling stockholders may sell any, all or none of the shares of our common stock offered under this prospectus and any supplements to this prospectus from time to time, in one or more transactions.

We are registering the shares of common stock offered under this prospectus as required by the terms of certain registration rights agreements between the selling stockholders and us, as described in the section entitled the “Selling Stockholders.” We will not receive any proceeds from the sale of shares of our common stock sold by the selling stockholders. However, we may receive up to $10,950,309 of proceeds in connection with the exercise for cash by the selling stockholders of warrants to purchase certain of the shares of our common stock that may be offered and sold under this prospectus.

Our shares of common stock are listed for trading on the American Stock Exchange under the symbol “NEP.” On March 28, 2008, the last reported sale price of our common stock on the American Stock Exchange was $0.74 per share.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN THE SECTION OF THIS PROSPECTUS TITLED “RISK FACTORS” BEGINNING ON PAGE 3.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 16, 2008

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that is important to you. You should carefully read the more detailed information contained or incorporated by reference in this prospectus, including the section entitled “Risk Factors” on page 3 and our financial statements and related notes, which are incorporated by reference. We refer to Nephros, Inc. and its consolidated subsidiary as “Nephros”, the “Company”, “we”, “our”, and “us”.

About the Company

Nephros, Inc., headquartered in New York, is a medical device company developing and marketing products designed to improve the quality of life for the End-Stage Renal Disease (ESRD) patient, while addressing the critical financial and clinical needs of the care provider. ESRD is a disease state characterized by the irreversible loss of kidney function. Nephros believes that its products, particularly its Mid-Dilution Hemodiafiltration therapy, are designed to remove a range of harmful substances more effectively, and more cost-effectively, than existing ESRD treatment methods; particularly with respect to substances known collectively as “middle molecules,” due to their molecular weight, that have been found to contribute to such conditions as dialysis-related amyloidosis, carpal tunnel syndrome, degenerative bone disease and, ultimately, mortality in the ESRD patient. Nephros products are currently being used in over fifty clinics in Europe, and are currently sold and distributed throughout Europe.

In the course of our extensive development, we have diversified into infection control in the form of our Dual Stage Ultrafilter water filtration products (the “DSU”). The Company’s patented dual stage cold sterilization Ultrafilter has the capability to filter out bacteria and, due to its exceptional filtration levels, filter out many viruses and parasites. The DSU proprietary design provides dual-stage filtration which reduces the risk of filtration failure. With initial focus on health care, the DSU is in a pilot-use program at a major medical center and has been selected for further development by the U.S. Marine Corps. The Company considers the DSU a significant breakthrough in providing affordable and reliable water filtration. The DSU is based on Nephros’ proprietary water filtration technology originally designed for medical use in its H2H machine, and is a complementary product line to the Company’s main focus, the ESRD therapy business.

The Offering

Securities offered by the selling stockholders	36,916,328 shares of common stock of Nephros, par value $0.001 per share, held by the selling stockholders, are being offered by this prospectus.(1)(2)

Shares outstanding before the Offering	38,165,380 shares of common stock(3)

Use of Proceeds	The shares being offered pursuant to this prospectus are being sold by the selling stockholders, and we will not receive any proceeds from the sale of the shares by the selling stockholders. We may receive proceeds in connection with the exercise of the Warrants for cash, the underlying shares of which may be sold by the selling stockholders under this prospectus.

(1)	Includes (i) 9,122,566 shares of our common stock issuable upon conversion of our Class D warrants with an exercise price per share equal to $0.90 per share (the “Class D Warrants”) issued by us to certain selling stockholders in connection with our September 2007 financing, (ii) 1,756,374 shares of our common stock issuable upon conversion of our placement agent warrants with an exercise price per share equal to $0.706 per share (the “Placement Agent Warrants”) issued by us to certain selling stockholders in connection with our September 2007 financing and (iii) 200,000 shares of our common stock issuable upon conversion of our underwriter warrants with an exercise price per share equal to $7.50 per share (the “Underwriter Warrants”, and together with the Class D Warrants and the Placement Agent Warrants, the “Warrants”) issued by us to certain selling stockholders in connection with our initial public offering.

(2)	(i) The following selling stockholders received our common stock and Class D Warrants, as further described under the section entitled “Selling Stockholders”, in connection with our September 2007 financing: Lambda Investors LLC, Enso Global Equities Master Partnership LP, GPC 76, LLC, Lewis P. Schneider, Southpaw Credit Opportunity Master Fund LP, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities Ltd., Kudu Partners, LP and LJHS Company (the “2007 Investors”); (ii) the following selling stockholders received Placement Agent Warrants in connection with our September 2007 financing: National Securities Corporation, Mark Goldwasser, Brian Friedman, Christopher Dewey, Malcolm Plett, Ryan Rauch, Matt Portes, Peter Menachem, Michael Compton, Eric Lyon, Tom Holly, Dinosaur Securities LLC, Andrew J. Deniken and David Garrity; and (iii) the following selling stockholders received Underwriter Warrants in connection with our initial public offering: Gary Shemano, William Corbett, Howard Davis, David Weinstein, Doug Kaiser, Frank Salvatore, Michael Bresner, Mark Goldwasser, Brian Friedman, Robert Daskal and National Securities Corporation.

(3)	This amount does not include the 11,078,940 shares of common stock issuable upon conversion of the Warrants.

Corporate Information

We are incorporated in Delaware and our principal executive offices are located at 3960 Broadway, New York, New York 10032. Our telephone number is (212) 781-5113 and our website address is www.nephros.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

Risk Factors

An investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before you decide whether to buy our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company

We have a history of operating losses and a significant accumulated deficit, and we may not achieve or maintain profitability in the future.

We have not been profitable since our inception in 1997. As of December 31, 2007, we had an accumulated deficit of approximately $81,612,000 primarily as a result of our research and development expenses and selling, general and administrative expenses. We expect to continue to incur additional losses for the foreseeable future as a result of a high level of operating expenses, significant up-front expenditures including the cost of clinical trials, production and marketing activities and very limited revenue from the sale of our products. We began sales of our first product in March 2004, and we may never realize sufficient revenues from the sale of our products or be profitable. Each of the following factors, among others, may influence the timing and extent of our profitability, if any:

•	the completion and success of additional clinical trials and of our regulatory approval processes for each of our ESRD therapy products in our target territories;

•	the market acceptance of HDF therapy in the United States and of our technologies and products in each of our target markets;

•	our ability to effectively and efficiently manufacture, market and distribute our products;

•	our ability to sell our products at competitive prices which exceed our per unit costs; and

•	the consolidation of dialysis clinics into larger clinical groups.

Our independent registered public accountants, in their audit report related to our financial statements for the year ended December 31, 2007, expressed substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph in their report on our financial statements included in our Annual Report on Form 10-KSB expressing doubt as to our ability to continue as a going concern. Our financial statements accompanying the Form 10-KSB have been prepared assuming that we will continue as a going concern, however, there can be no assurance that we will be able to do so. Our recurring losses and difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, raises substantial doubt about our ability to continue as a going concern, and our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Based on our current cash flow projections, we will need to raise additional funds through either the licensing or sale of our technologies or the additional public or private offerings of our securities. However, there is no guarantee that we will be able to obtain further financing, or to do so on reasonable terms. If we are unable to raise additional funds on a timely basis, or at all, we would be materially adversely affected.

Our short-term investments may not provide us with the liquidity that we intended them to provide. If we are unable to liquidate our short-term investments in a timely manner and on reasonable terms, then we may run out of funds with which to operate our business.

As of December 31, 2007, we held $4.7 million in auction rate securities (“ARS”) which are classified as short-term investments on our balance sheet. ARS are long-term debt instruments with interest rates reset through periodic short-term auctions. If there are insufficient buyers when such a periodic auction is held, then the auction “fails” and the holders of the ARS are unable to liquidate their investment through such auction. Starting in

February 2008, the auctions for our ARS have “failed.” Accordingly, and for so long as such auctions continue to “fail,” these ARS are no longer functionally short-term.

To the extent that the auctions for our ARS continue to “fail” and no other markets develop for our ARS, we may be unable to liquidate these assets in a timely manner, on reasonable terms or at all. If we are unable to liquidate our short-term investments in a timely manner and on reasonable terms, then we may run out of funds with which to operate our business. If the current lack of liquidity relating to our ARS investments continues, it may have a material adverse effect on our ability to fund our ongoing operations and growth initiatives.

We may not be able to meet the American Stock Exchange’s continued listing standards and as a result, we may be delisted from the American Stock Exchange.

During 2006, we received notices from AMEX that we were not in compliance with certain conditions of the continued listing standards of Section 1003 of the AMEX Company Guide. Specifically, AMEX noted our failure to comply with Section 1003(a)(i) of the AMEX Company Guide relating to shareholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of our three most recent fiscal years; Section 1003(a)(ii) of the AMEX Company Guide relating to shareholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of our four most recent fiscal years; and Section 1003(a)(iii) of the AMEX Company Guide relating to shareholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in our five most recent fiscal years. We submitted a plan in August 2006 to advise AMEX of the steps we had taken, and proposed to take, to regain compliance with the applicable listing standards.

On November 14, 2006, we received notice that the AMEX staff had reviewed our plan of compliance to meet the AMEX’s continued listing standards and that AMEX would continue our listing while we sought to regain compliance with the continued listing standards during the period ending January 17, 2008. During the plan period, we were required to provide the AMEX staff with updates regarding initiatives set forth in our plan of compliance. On November 14, 2007, all of our Series A 10% Secured Convertible Notes Due 2008 and our Series B 10% Secured Convertible Notes due 2008 (collectively, the “Notes”), representing an aggregate principal amount of $18 million, were converted into shares of our common stock and warrants, resulting in an increase in our stockholders’ equity. As a result, and notwithstanding our loss during the fourth quarter of 2007, our stockholders’ equity, at December 31, 2007, was approximately $8,756,000 and in excess of the $6,000,000 required by the AMEX rules.

On March 5, 2008, we received a letter from the AMEX acknowledging that we had resolved the continued listing deficiencies referenced in the AMEX’s letters dated July 17, 2006 and November 14, 2006. However, if we are not able to generate revenues from operations or timely raise equity capital, we are likely to again fail to comply with the AMEX rules regarding minimum shareholders’ equity. Should this occur within 12 months of January 17, 2009, then, in accordance with Section 1009(h) of the AMEX Company Guide, the AMEX may evaluate the relationship between the two incidents and apply more truncated procedures for compliance or immediately initiate delisting proceedings. Furthermore, there can be no assurance that we will not run afoul of the AMEX’s other continued listing standards. If we fail to meet such standards, then our common stock may be delisted from the AMEX.

On September 27, 2007, we received a warning letter from the AMEX stating that the staff of the AMEX Listing Qualifications Department had determined that we were not in compliance with Section 121B(2)(c) of the AMEX Company Guide requiring that at least 50% of the directors of our board of directors are independent directors. This non-compliance was due to the fact that William J. Fox, Judy Slotkin, W. Townsend Ziebold and Howard Davis resigned from our board of directors on September 19, 2007, concurrently with the appointment of Paul Mieyal and Arthur Amron to our board of directors, in accordance with our September 2007 financing. Consequently, our board of directors consisted of five directors, two of whom were independent. The AMEX had given us until December 26, 2007 to regain compliance with the independence requirements. On November 16, 2007, James S. Scibetta was appointed to serve as an independent director on our board of directors. On December 5, 2007 we received a letter from the AMEX acknowledging that we had resolved the continued listing deficiency identified in their September 27, 2007 letter.

If our common stock is delisted by the AMEX, trading of our common stock would thereafter likely be conducted on the OTC Bulletin Board. In such case, the market liquidity for our common stock would likely be negatively affected, which may make it more difficult for holders of our common stock to sell their securities in the open market and we could face difficulty raising capital necessary for our continued operation. Investors may find it more difficult to dispose of or obtain accurate quotations as to the market value of our securities. In addition, our common stock, if delisted by the AMEX, may constitute “penny stock” (as defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended) if we fail to meet certain criteria set forth in such Rule. Various practice requirements are imposed on broker-dealers who sell “penny stocks” to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, if our common stock were to become “penny stock,” then the Rule may deter broker-dealers from recommending or selling our common stock, which could further negatively affect the liquidity of our common stock.

Pursuant to the terms of our recently completed financing, if we fail to have the registration statement of which this prospectus is a part declared effective by the SEC in a timely manner as provided in the Registration Rights Agreement, then we may be required to pay liquidated damages to the 2007 Investors.

In connection with our September 2007 financing of an aggregate of approximately $18 million principal amount of Series A and Series B 10% Secured Convertible Notes due 2008 (the “New Notes”), we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the investors in the Financing (the “2007 Investors”) pursuant to which we agreed to file an initial resale registration statement with the SEC no later than 60 days after the filing of a definitive version of an Information Statement on Schedule 14C (the “Information Statement”). The Information Statement was filed with the SEC on October 24, 2007, and initial resale registration statement was filed on December 20, 2007.

We have agreed to use our commercially reasonable best efforts to have the registration statement of which this prospectus is a part declared effective within 240 days after filing of the Information Statement. In the event such registration statement has not been declared effective within such time period, for each 30-day period thereafter or portion thereof, we will pay each 2007 Investor, as liquidated damages, an amount equal to 1% of the principal and interest amount of such 2007 Investor’s New Notes that were automatically converted into shares of our common stock (the “Conversion Amount”) in respect of the first ten 30-day periods, and 2% of such 2007 Investor’s Conversion Amount thereafter. If we fail to pay the liquidated damages when due, then we shall pay interest thereon at a rate of 15% per annum.

Certain customers individually account for a large portion of our product sales, and the loss of any of these customers could have a material adverse effect on our sales.

For the year ended December 31, 2007, one of our customers accounted for 91% of our product sales. Also, this customer represented 98% of our accounts receivable as of December 31, 2007. We believe that the loss of this customer would have a material adverse effect on our product sales, at least temporarily, while we seek to replace such customer and/or self-distribute in the territories currently served by such customer.

We cannot sell our ESRD therapy products, including certain modifications thereto, until we obtain the requisite regulatory approvals and clearances in the countries in which we intend to sell our products. We have not obtained FDA approval for any of our ESRD therapy products, except for our HD190 filter, and cannot sell any of our other ESRD therapy products in the United States unless and until we obtain such approval. If we fail to receive, or experience a significant delay in receiving, such approvals and clearances then we may not be able to get our products to market and enhance our revenues.

Our business strategy depends in part on our ability to get our products into the market as quickly as possible. We obtained the Conformité Européene, or CE, mark, which demonstrates compliance with the relevant European Union requirements and is a regulatory prerequisite for selling our products in the European Union and certain other countries that recognize CE marking (collectively, “European Community”), for our OLpūr MDHDF filter series product in 2003 and received CE marking in November 2006 for our water filtration product, the Dual Stage

Ultrafilter (“DSU”). We have not yet obtained the CE mark for any of our other products. Similarly, we cannot sell our ESRD therapy products in the United States until we receive FDA clearance. Although we received approval of our IDE in March 2007 to begin clinical trials in the United States, until we complete the requisite U.S. human clinical trials and submit pre-market notification to the FDA pursuant to Section 510(k) of the FDC Act or otherwise comply with FDA requirements for a 510(k) approval, we will not be eligible for FDA approval for any of our products, except for our HD190 filter.

In addition to the pre-market notification required pursuant to Section 510(k) of the FDC Act, the FDA could require us to obtain pre-market approval of our ESRD therapy products under Section 515 of the FDC Act, either because of legislative or regulatory changes or because the FDA does not agree with our determination that we are eligible to use the Section 510(k) pre-market notification process. The Section 515 pre-market approval process is a significantly more costly, lengthy and uncertain approval process and could materially delay our products coming to market. If we do obtain clearance for marketing of any of our devices under Section 510(k) of the FDC Act, then any changes we wish to make to such device that could significantly affect safety and effectiveness will require clearance of a notification pursuant to Section 510(k), and we may need to submit clinical and manufacturing comparability data to obtain such approval or clearance. We could not market any such modified device until we received FDA clearance or approval. We cannot guarantee that the FDA would timely, if at all, clear or approve any modified product for which Section 510(k) is applicable. Failure to obtain timely clearance or approval for changes to marketed products would impair our ability to sell such products and generate revenues in the United States.

The clearance and/or approval processes in the European Community and in the United States can be lengthy and uncertain and each requires substantial commitments of our financial resources and our management’s time and effort. We may not be able to obtain further CE marking or any FDA approval for any of our ESRD therapy products in a timely manner or at all. Even if we do obtain regulatory approval, approval may be only for limited uses with specific classes of patients, processes or other devices. Our failure to obtain, or delays in obtaining, the necessary regulatory clearance and/or approvals with respect to the European Community or the United States would prevent us from selling our affected products in these regions. If we cannot sell some of our products in these regions, or if we are delayed in selling while awaiting the necessary clearance and/or approvals, our ability to generate revenues from these products will be limited.

If we are successful in our initial marketing efforts in some or all of Cyprus, Denmark, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom (referred to hereinafter collectively as the “Target European Market”) and the United States, then we plan to market our ESRD therapy products in several countries outside of our Target European Market and the United States, including Korea and China, Canada and Mexico. Requirements pertaining to the sale of medical devices vary widely from country to country. It may be very expensive and difficult for us to meet the requirements for the sale of our ESRD therapy products in many of these countries. As a result, we may not be able to obtain the required approvals in a timely manner, if at all. If we cannot sell our ESRD therapy products outside of our Target European Market and the United States, then the size of our potential market could be reduced, which would limit our potential sales and revenues.

We have entered into an agreement with Asahi Kasei Medical Co., Ltd. (“Asahi”) granting Asahi exclusive rights to manufacture and distribute filter products based on our OLpūr MD190 hemodiafilter in Japan for 10 years commencing when the first such product receives Japanese regulatory approval. If the requisite Japanese regulatory approvals are not timely obtained, our potential license revenues will be limited.

Clinical studies required for our ESRD therapy products are costly and time-consuming, and their outcome is uncertain.

Before obtaining regulatory approvals for the commercial sale of any of our ESRD therapy products in the United States and elsewhere, we must demonstrate through clinical studies that our products are safe and effective. We received conditional approval for our IDE application from the FDA to begin human clinical trials of our OLpūr H2H hemodiafiltration module and OLpūr MD220 hemodiafilter. We were granted this approval on the condition that, by March 5, 2007, we submit a response to two informational questions from the FDA. We have responded to these questions. We have obtained approval from Western IRB, Inc., which enables us to proceed with our clinical trial. We began our clinical trials in the United States in the fourth quarter of 2007.

For products other than those for which we have already received marketing approval, if we do not prove in clinical trials that our ESRD therapy products are safe and effective, we will not obtain marketing approvals from the FDA and other applicable regulatory authorities. In particular, one or more of our ESRD therapy products may not exhibit the expected medical benefits, may cause harmful side effects, may not be effective in treating dialysis patients or may have other unexpected characteristics that preclude regulatory approval for any or all indications of use or limit commercial use if approved. The length of time necessary to complete clinical trials varies significantly and is difficult to predict. Factors that can cause delay or termination of our clinical trials include:

•	slower than expected patient enrollment due to the nature of the protocol, the proximity of subjects to clinical sites, the eligibility criteria for the study, competition with clinical trials for similar devices or other factors;

•	lower than expected retention rates of subjects in a clinical trial;

•	inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials;

•	delays in approvals from a study site’s review board, or other required approvals;

•	longer treatment time required to demonstrate effectiveness;

•	lack of sufficient supplies of the ESRD therapy product;

•	adverse medical events or side effects in treated subjects;

•	lack of effectiveness of the ESRD therapy product being tested; and

•	regulatory changes.

Even if we obtain positive results from clinical studies for our products, we may not achieve the same success in future studies of such products. Data obtained from clinical studies are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, we may encounter delays or rejections based upon changes in FDA policy for device approval during the period of product development and FDA regulatory review of each submitted new device application. We may encounter similar delays in foreign countries. Moreover, regulatory approval may entail limitations on the indicated uses of the device. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude our licensees or marketing partners from marketing our products or limit the commercial use of such products and will have a material adverse effect on our business, financial condition and results of operations.

In addition, some or all of the clinical trials we undertake may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals, which could prevent or delay the creation of marketable products. Our product development costs will increase if we have delays in testing or approvals, if we need to perform more, larger or different clinical trials than planned or if our trials are not successful. Delays in our clinical trials may harm our financial results and the commercial prospects for our products. Additionally, we may be unable to complete our clinical trials if we are unable to obtain additional capital.

We may be required to design and conduct additional clinical trials.

We may be required to design and conduct additional clinical trials to further demonstrate the safety and efficacy of our ESRD therapy product, which may result in significant expense and delay. The FDA and foreign regulatory authorities may require new or additional clinical trials because of inconclusive results from current or earlier clinical trials, a possible failure to conduct clinical trials in complete adherence to FDA good clinical practice standards and similar standards of foreign regulatory authorities, the identification of new clinical trial endpoints, or the need for additional data regarding the safety or efficacy of our ESRD therapy products. It is possible that the FDA or foreign regulatory authorities may not ultimately approve our products for commercial sale in any jurisdiction, even if we believe future clinical results are positive.

We cannot assure you that our ESRD therapy products will be safe and we are required under applicable law to report any product-related deaths or serious injuries or product malfunctions that could result in deaths or serious injuries, and such reports could trigger recalls, class action lawsuits and other events that could cause us to incur expenses and may also limit our ability to generate revenues from such products.

We cannot assure you that our ESRD therapy products will be safe. Under the FDC Act, we are required to submit medical device reports, or MDRs, to the FDA to report device-related deaths, serious injuries and product malfunctions that could result in death or serious injury if they were to recur. Depending on their significance, MDRs could trigger events that could cause us to incur expenses and may also limit our ability to generate revenues from such products, such as the following:

•	information contained in the MDRs could trigger FDA regulatory actions such as inspections, recalls and patient/physician notifications;

•	because the reports are publicly available, MDRs could become the basis for private lawsuits, including class actions; and

•	if we fail to submit a required MDR to the FDA, the FDA could take enforcement action against us.

If any of these events occur, then we could incur significant expenses and it could become more difficult for us to gain market acceptance of our ESRD therapy products and to generate revenues from sales. Other countries may impose analogous reporting requirements that could cause us to incur expenses and may also limit our ability to generate revenues from sales of our ESRD therapy products.

Product liability associated with the production, marketing and sale of our products, and/or the expense of defending against claims of product liability, could materially deplete our assets and generate negative publicity which could impair our reputation.

The production, marketing and sale of kidney dialysis and water-filtration products have inherent risks of liability in the event of product failure or claim of harm caused by product operation. Furthermore, even meritless claims of product liability may be costly to defend against. Although we have acquired product liability insurance in the amount of $5,000,000 for our dialysis filters outside of the United States and intend to acquire additional product liability insurance upon commercialization of any of our additional products or upon introduction of any products in the United States, we may not be able to maintain or obtain this insurance on acceptable terms or at all. Because we may not be able to obtain insurance that provides us with adequate protection against all potential product liability claims, a successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, even if we are able to obtain adequate insurance, any claim against us could generate negative publicity, which could impair our reputation and adversely affect the demand for our products, our ability to generate sales and our profitability.

Some of the agreements that we may enter into with manufacturers of our products and components of our products may require us:

•	To obtain product liability insurance; or

•	To indemnify manufacturers against liabilities resulting from the sale of our products.

For example, our agreement with Medica s.r.l. requires that we obtain and maintain certain minimum product liability insurance coverage and that we indemnify Medica against certain liabilities arising out of our products that they manufacture, provided they do not arise out of Medica’s breach of the agreement, negligence or willful misconduct. If we are not able to obtain and maintain adequate product liability insurance, then we could be in breach of these agreements, which could materially adversely affect our ability to produce our products and generate revenues. Even if we are able to obtain and maintain product liability insurance, if a successful claim in excess of our insurance coverage is made, then we may have to indemnify some or all of our manufacturers for their losses, which could materially deplete our assets.

If we violate any provisions of the Food, Drug and Cosmetic Act (the “FDC Act”) or any other statutes or regulations, then we could be subject to enforcement actions by the FDA or other governmental agencies.

We face a significant compliance burden under the FDC Act and other applicable statutes and regulations which govern the testing, labeling, storage, record keeping, distribution, sale, marketing, advertising and promotion of our ESRD therapy products. If we violate the FDC Act or other regulatory requirements at any time during or after the product development and/or approval process, we could be subject to enforcement actions by the FDA or other agencies, including:

•	fines;

•	injunctions;

•	civil penalties;

•	recalls or seizures of our products;

•	total or partial suspension of the production of our products;

•	withdrawal of any existing approvals or pre-market clearances of our products;

•	refusal to approve or clear new applications or notices relating to our products;

•	recommendations by the FDA that we not be allowed to enter into government contracts; and

•	criminal prosecution.

Any of the above could have a material adverse effect on our business, financial condition and results of operations.

Significant additional governmental regulation could subject us to unanticipated delays which would adversely affect our sales and revenues.

Our business strategy depends in part on our ability to get our products into the market as quickly as possible. Additional laws and regulations, or changes to existing laws and regulations that are applicable to our business may be enacted or promulgated, and the interpretation, application or enforcement of the existing laws and regulations may change. We cannot predict the nature of any future laws, regulations, interpretations, applications or enforcements or the specific effects any of these might have on our business. Any future laws, regulations, interpretations, applications or enforcements could delay or prevent regulatory approval or clearance of our products and our ability to market our products. Moreover, changes that result in our failure to comply with the requirements of applicable laws and regulations could result in the types of enforcement actions by the FDA and/or other agencies as described above, all of which could impair our ability to have manufactured and to sell the affected products.

Access to the appropriations from the U.S. Department of Defense regarding the development of a dual-stage water ultrafilter could be subject to unanticipated delays which could adversely affect our potential revenues.

Our business strategy with respect to our DSU products depends in part on the successful development of DSU products for use by the military. We have contracted with the U.S. Office of Naval Research to develop a personal potable water purification system for warfighters, and Federal appropriations from the U.S. Department of Defense in an aggregate amount of $3 million have been approved for this purpose. If there are unanticipated delays in receiving the appropriations from the U.S. Department of Defense, our operations and potential revenues may be adversely affected.

Protecting our intellectual property in our technology through patents may be costly and ineffective. If we are not able to adequately secure or enforce protection of our intellectual property, then we may not be able to compete effectively and we may not be profitable.

Our future success depends in part on our ability to protect the intellectual property for our technology through patents. We will only be able to protect our products and methods from unauthorized use by third parties to the extent that our products and methods are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our 13 granted U.S. patents will expire at various times from 2018 to 2022, assuming they are properly maintained.

The protection provided by our patents, and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. Numerous publications may have been disclosed by, and numerous patents may have been issued to, our competitors and others relating to methods and devices for dialysis of which we are not aware and additional patents relating to methods and devices for dialysis may be issued to our competitors and others in the future. If any of those publications or patents conflict with our patent rights, or cover our products, then any or all of our patent applications could be rejected and any or all of our granted patents could be invalidated, either of which could materially adversely affect our competitive position.

Litigation and other proceedings relating to patent matters, whether initiated by us or a third party, can be expensive and time-consuming, regardless of whether the outcome is favorable to us, and may require the diversion of substantial financial, managerial and other resources. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related development, product sales or commercialization activities. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and the claims of these patents are ultimately determined to be valid, then we may be required to obtain licenses under patents of others in order to develop, manufacture, use, import and/or sell our products. We may not be able to obtain licenses under any of these patents on terms acceptable to us, if at all. If we do not obtain these licenses, we could encounter delays in, or be prevented entirely from using, importing, developing, manufacturing, offering or selling any products or practicing any methods, or delivering any services requiring such licenses.

If we file patent applications or obtain patents in foreign countries, we will be subject to laws and procedures that differ from those in the United States. Such differences could create additional uncertainty about the level and extent of our patent protection. Moreover, patent protection in foreign countries may be different from patent protection under U.S. laws and may not be as favorable to us. Many non-U.S. jurisdictions, for example, prohibit patent claims covering methods of medical treatment of humans, although this prohibition may not include devices used for such treatment.

If we are not able to secure and enforce protection of our trade secrets through enforcement of our confidentiality and non-competition agreements, then our competitors may gain access to our trade secrets, we may not be able to compete effectively and we may not be profitable. Such protection may be costly and ineffective.

We attempt to protect our trade secrets, including the processes, concepts, ideas and documentation associated with our technologies, through the use of confidentiality agreements and non-competition agreements with our current employees and with other parties to whom we have divulged such trade secrets. If these employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, then our competitors could acquire and use information that we consider to be our trade secrets and we may not be able to compete effectively. Policing unauthorized use of our trade secrets is difficult and expensive, particularly because of the global nature of our operations. The laws of other countries may not adequately protect our trade secrets.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand loyalty and our sales and revenues may suffer.

Our registered or unregistered trademarks or trade names may be challenged, cancelled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Over the long term, if we are unable to establish a brand based on our trademarks and trade names, then we may not be able to compete effectively and our sales and revenues may suffer.

If we are not able to successfully scale-up production of our products, then our sales and revenues will suffer.

In order to commercialize our products, we need to be able to produce them in a cost-effective way on a large scale to meet commercial demand, while maintaining extremely high standards for quality and reliability. If we fail to successfully commercialize our products, then we will not be profitable.

We expect to rely on a limited number of independent manufacturers to produce our OLpūr MDHDF filter series and our other products, including the DSU. Our manufacturers’ systems and procedures may not be adequate to support our operations and may not be able to achieve the rapid execution necessary to exploit the market for our products. Our manufacturers could experience manufacturing and control problems as they begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a commercially reasonable cost to enable production in sufficient quantities. If we experience any of these problems with respect to our manufacturers’ initial or future scale-ups of manufacturing operations, then we may not be able to have our products manufactured and delivered in a timely manner. Our products are new and evolving, and our manufacturers may encounter unforeseen difficulties in manufacturing them in commercial quantities or at all.

We will not control the independent manufacturers of our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure the timely delivery of our products, then potential customers may not order our products, and our sales and revenues would be adversely affected.

Independent manufacturers of medical devices will manufacture all of our products and components. We have contracted Medica s.r.l., a developer and manufacturer of medical products with corporate headquarters located in Italy, to assemble and produce our OLpūr MD190, MD220 and possibly other filters, including our DSU, and have an agreement with Membrana GmbH, a manufacturer of medical and technical membranes for applications like dialysis with corporate headquarters located in Germany, to produce the fiber for the OLpūr MDHDF filter series. As with any independent contractor, these manufacturers will not be employed or otherwise controlled by us and will be generally free to conduct their business at their own discretion. For us to compete successfully, among other things, our products must be manufactured on a timely basis in commercial quantities at costs acceptable to us. If one or more of our independent manufacturers fails to deliver our products in a timely manner, then we may not be able to find a substitute manufacturer. If we are not or if potential customers believe that we are not able to ensure timely delivery of our products, then potential customers may not order our products, and our sales and revenues would be adversely affected.

The loss or interruption of services of any of our manufacturers could slow or stop production of our products, which would limit our ability to generate sales and revenues.

Because we are likely to rely on no more than two contract manufacturers to manufacture each of our products and major components of our products, a stop or significant interruption in the supply of our products or major components by a single manufacturer, for any reason, could have a material adverse effect on us. We expect most of our contract manufacturers will enter into contracts with us to manufacture our products and major components and that these contracts will be terminable by the contractors or us at any time under certain circumstances. We have not made alternative arrangements for the manufacture of our products or major components and we cannot be sure that acceptable alternative arrangements could be made on a timely basis, or at all, if one or more of our manufacturers failed to manufacture our products or major components in accordance with the terms of our arrangements. If any such failure occurs and we are unable to obtain acceptable alternative arrangements for the manufacture of our products or major components of our products, then the production and sale of our products could slow down or stop and our cash flow would suffer.

If we are not able to maintain sufficient quality controls, then the approval or clearance of our ESRD therapy products by the European Union, the FDA or other relevant authorities could be delayed or denied and our sales and revenues will suffer.

Approval or clearance of our ESRD therapy products could be delayed by the European Union, the FDA and the relevant authorities of other countries if our manufacturing facilities do not comply with their respective manufacturing requirements. The European Union imposes requirements on quality control systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Failure by our manufacturers to comply with these requirements could prevent us from marketing our ESRD therapy products in the European Community. The FDA also imposes requirements through quality system requirements, or QSR, regulations, which include requirements for good manufacturing practices, or GMP. Failure by our manufacturers to comply with these requirements could prevent us from obtaining FDA approval of our ESRD therapy products and from marketing such products in the United States. Although the manufacturing facilities and processes that we use to manufacture our OLpūr MDHDF filter series have been inspected and certified by a worldwide testing and certification agency (also referred to as a notified body) that performs conformity assessments to European Union requirements for medical devices, they have not been inspected by the FDA. Similarly, although some of the facilities and processes that we expect to use to manufacture our OLpūr H2H and OLpūr NS2000 have been inspected by the FDA, they have not been inspected by any notified body. A “notified body” is a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections. We cannot be sure that any of the facilities or processes we use will comply or continue to comply with their respective requirements on a timely basis or at all, which could delay or prevent our obtaining the approvals we need to market our products in the European Community and the United States.

Even with approval to market our ESRD therapy products in the European Community, the United States and other countries, manufacturers of such products must continue to comply or ensure compliance with the relevant manufacturing requirements. Although we cannot control the manufacturers of our ESRD therapy products, we may need to expend time, resources and effort in product manufacturing and quality control to assist with their continued compliance with these requirements. If violations of applicable requirements are noted during periodic inspections of the manufacturing facilities of our manufacturers, then we may not be able to continue to market the ESRD therapy products manufactured in such facilities and our revenues may be materially adversely affected.

If our products are commercialized, we may face significant challenges in obtaining market acceptance of such products, which could adversely affect our potential sales and revenues.

Our products are new to the market, and we do not yet have an established market or customer base for our products. Acceptance of our ESRD therapy products in the marketplace by both potential users, including ESRD patients, and potential purchasers, including nephrologists, dialysis clinics and other health care providers, is uncertain, and our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance will require substantial marketing efforts and the expenditure of significant funds by us to inform dialysis patients and nephrologists, dialysis clinics and other health care providers of the benefits of using our ESRD therapy products. We may encounter significant clinical and market resistance to our products and our products may never achieve market acceptance. We may not be able to build key relationships with physicians, clinical groups and government agencies, pursue or increase sales opportunities in Europe or elsewhere, or be the first to introduce hemodiafiltration therapy in the United States. Product orders may be cancelled, patients or customers currently using our products may cease to do so and patients or customers expected to begin using our products may not. Factors that may affect our ability to achieve acceptance of our ESRD therapy products in the marketplace include whether:

•	such products will be safe for use;

•	such products will be effective;

•	such products will be cost-effective;

•	we will be able to demonstrate product safety, efficacy and cost-effectiveness;

•	there are unexpected side effects, complications or other safety issues associated with such products; and

•	government or third party reimbursement for the cost of such products is available at reasonable rates, if at all.

Acceptance of our water filtration products in the marketplace is also uncertain, and our failure to achieve sufficient market acceptance and sell such products at competitive prices will limit our ability to generate revenue and be profitable. Our water filtration products and technologies may not achieve expected reliability, performance and endurance standards. Our water filtration products and technology may not achieve market acceptance, including among hospitals, or may not be deemed suitable for other commercial, military, industrial or retail applications.

Many of the same factors that may affect our ability to achieve acceptance of our ESRD therapy products in the marketplace will also apply to our water filtration products, except for those related to side effects, clinical trials and third party reimbursement.

If we cannot develop adequate distribution, customer service and technical support networks, then we may not be able to market and distribute our products effectively and/or customers may decide not to order our products, and, in either case, our sales and revenues will suffer.

Our strategy requires us to distribute our products and provide a significant amount of customer service and maintenance and other technical service. To provide these services, we have begun, and will need to continue, to develop a network of distribution and a staff of employees and independent contractors in each of the areas in which we intend to operate. We cannot assure you we will be able to organize and manage this network on a cost-effective basis. If we cannot effectively organize and manage this network, then it may be difficult for us to distribute our products and to provide competitive service and support to our customers, in which case customers may be unable, or decide not, to order our products and our sales and revenues will suffer.

We may face significant risks associated with international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to manufacture and to market our products in our Target European Market and elsewhere outside of the United States. We expect that our revenues from our Target European Market will initially account for a significant portion of our revenues. Our international operations are subject to a number of risks, including the following:

•	fluctuations in exchange rates of the United States dollar could adversely affect our results of operations;

•	we may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	local regulations may restrict our ability to sell our products, have our products manufactured or conduct other operations;

•	political instability could disrupt our operations;

•	some governments and customers may have longer payment cycles, with resulting adverse effects on our cash flow; and

•	some countries could impose additional taxes or restrict the import of our products.

Any one or more of these factors could increase our costs, reduce our revenues, or disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to keep our key management and scientific personnel, then we are likely to face significant delays at a critical time in our corporate development and our business is likely to be damaged.

Our success depends upon the skills, experience and efforts of our management and other key personnel, including our chief executive officer, certain members of our scientific and engineering staff and our marketing executives. As a relatively new company, much of our corporate, scientific and technical knowledge is concentrated in the hands of these few individuals. We do not maintain key-man life insurance on any of our management or other key personnel other than Norman Barta, on whom we obtained a $1 million key-man life insurance policy. The loss of the services of one or more of our present management or other key personnel could significantly delay the development and/or launch of our products as there could be a learning curve of several months or more for any replacement personnel. Furthermore, competition for the type of highly skilled individuals we require is intense and we may not be able to attract and retain new employees of the caliber needed to achieve our objectives. Failure to replace key personnel could have a material adverse effect on our business, financial condition and operations.

Our fourth amended and restated certificate of incorporation, as amended, limits liability of our directors and officers, which could discourage you or other stockholders from bringing suits against our directors or officers in circumstances where you think they might otherwise be warranted.

Our fourth amended and restated certificate of incorporation, as amended, provides, with specific exceptions required by Delaware law, that our directors are not personally liable to us or our stockholders for monetary damages for any action or failure to take any action. In addition, we have agreed to, and our fourth amended and restated certificate of incorporation, as amended, and our second amended and restated bylaws provide for, mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. These provisions may discourage stockholders from bringing suit against a director or officer for breach of duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against any of our directors or officers.

If and to the extent we are found liable in certain proceedings or our expenses related to those or other legal proceedings become significant, then our liquidity could be materially adversely affected and the value of our stockholders’ interests in us could be impaired.

In April 2002, we entered into a letter agreement with Hermitage Capital Corporation (“Hermitage”), as placement agent, the stated term of which was from April 30, 2002 through September 30, 2004. As of February 2003, we entered into a settlement agreement with Hermitage pursuant to which, among other things: the letter agreement was terminated; the parties gave mutual releases relating to the letter agreement; and we agreed to issue Hermitage or its designees, upon the closing of certain transactions contemplated by a separate settlement agreement between us and Lancer Offshore, Inc., warrants exercisable until February 2006 to purchase an aggregate of 60,000 shares of common stock for $2.50 per share (or 17,046 shares of our common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended). Because Lancer Offshore, Inc. never satisfied the closing conditions and, consequently, a closing has not been held, we have not issued any warrants to Hermitage in connection with our settlement with them. In June 2004, Hermitage threatened to sue us for warrants it claims are due to it under its settlement agreement with us as well as a placement fee and additional warrants it claims are, or will be, owed in connection with our initial public offering completed on September 24, 2004, as compensation for allegedly introducing us to one of the underwriters. We had some discussions with Hermitage in the hopes of reaching an amicable resolution of any potential claims, most recently in January 2005. We have not heard from Hermitage since then.

If and to the extent we are found to have significant liability to Hermitage in any lawsuit Hermitage may bring against us, then our liquidity could be materially adversely affected and/or our stockholders could experience dilution in their investment in us and the value of our stockholders’ interests in us could be impaired.

We may use our financial resources in ways with which you do not agree and in ways that may not yield a favorable return.

Our management has broad discretion over the use of our financial resources, including the net proceeds from our initial public offering and our subsequent financings. Stockholders may not deem such uses desirable. Our use of our financial resources may vary substantially from our currently planned uses. We cannot assure you that we will apply such proceeds effectively or that we will invest such proceeds in a manner that will yield a favorable return or any return at all.

Several provisions of the Delaware General Corporation Law, our fourth amended and restated certificate of incorporation, as amended, and our second amended and restated bylaws could discourage, delay or prevent a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of the Delaware General Corporation Law, our fourth amended and restated certificate of incorporation, as amended, and our second amended and restated bylaws could discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, and the market price of our common stock could be reduced as a result. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain provisions are met;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

As a relatively new company with little or no name recognition and with several risks and uncertainties that could impair our business operations, we are not likely to generate widespread interest in our common stock. Without widespread interest in our common stock, our common stock price may be highly volatile and an investment in our common stock could decline in value.

Unlike many companies with publicly traded securities, we have little or no name recognition in the investment community. We are a relatively new company and very few investors are familiar with either our company or our products. We do not have an active trading market in our common stock, and one might never develop, or if it does develop, might not continue.

Additionally, the market price of our common stock may fluctuate significantly in response to many factors, many of which are beyond our control. Risks and uncertainties, including those described elsewhere in this “Risk Factors” section could impair our business operations or otherwise cause our operating results or prospects to be below expectations of investors and market analysts, which could adversely affect the market price of our common stock. As a result, investors in our common stock may not be able to resell their shares at or above their purchase price and could lose all of their investment.

Securities class action litigation is often brought against public companies following periods of volatility in the market price of such company’s securities. As a result, we may become subject to this type of litigation in the future. Litigation of this type could be extremely expensive and divert management’s attention and resources from running our company.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, which could have a material adverse effect on our business, financial condition and the market value of our securities.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our reputation and operating results may be harmed. Management identified a material weakness in internal control over financial reporting, due to an insufficient number of resources in the accounting and finance department, resulting in (i) an ineffective review, monitoring and analysis of schedules, reconciliations and financial statement disclosures and (ii) the misapplication of generally accepted accounting principles (“U.S. GAAP”) and SEC reporting requirements. Due to the pervasive effect of the lack of resources, including a lack of resources that are appropriately qualified in the areas of U.S. GAAP and SEC reporting, and the potential impact on the financial statements and disclosures and the importance of the annual and interim financial closing and reporting process, in the aggregate, there is more than a remote likelihood that a material misstatement of the annual financial statements would not have been prevented or detected .

Management is in the process of remediating the above-mentioned weakness in our internal control over financial reporting and has designed the following steps to be implemented:

•	Develop procedures to implement a formal monthly closing calendar and process and hold monthly meetings to address the monthly closing process;

•	Establish a detailed timeline for review and completion of financial reports to be included in our Forms 10-QSB and 10-KSB;

•	Enhance the level of service provided by outside accounting service providers to further support and supplement our internal staff in accounting and related areas;

•	Seek additional staffing to provide additional resources for internal preparation and review of financial reports; and

•	Employ the use of appropriate supplemental SEC and U.S. GAAP checklists in connection with our closing process and the preparation of our Forms 10-QSB and 10-KSB.

The implementation of these remediation plans has been initiated and will continue during fiscal 2008. The material weakness will not be considered remediated until the applicable remedial procedures are tested and management has concluded that the procedures are operating effectively.

The use of our financial resources will be required not only for implementation of these measures, but also for testing their effectiveness. Based on our existing funds, there can be no assurance that such procedures will be implemented on a timely basis, or at all. If we are not able to implement controls to avoid the occurrence of these kinds of problems in the future, we might report results that are not consistent with our actual results and we may need to restate results that will have been previously reported.

Our directors, executive officers and principal stockholders control a significant portion of our stock and, if they choose to vote together, could have sufficient voting power to control the vote on substantially all corporate matters.

As of December 31, 2007, our directors, executive officers and principal stockholders beneficially owned approximately 82.7% of our outstanding common stock. As of December 31, 2007, Lambda Investors LLC beneficially owned 37.7% of our outstanding common stock. As of December 31, 2007, Ronald O. Perelman beneficially owned 9.3% of our outstanding common stock. As of December 31, 2007, Enso Global Equities Master Partnership LP beneficially owned 9.0% of our outstanding common stock. As of December 31, 2007, Southpaw Credit Opportunity Master Fund LP beneficially owned 7.7% of our outstanding common stock. As of December 31, 2007, each of 3V Capital Master Fund Ltd. and Distressed/High Yield Trading Opportunities Ltd. beneficially owned 5.8% of our outstanding common stock. As of December 31, 2007, WPPN, LP, Wasserstein SBIC Ventures II L.P., WV II Employee Partners, LLC and BW Employee Holdings, LLC, entities that may be deemed to be controlled by Bruce Wasserstein, beneficially owned an aggregate of 5.1% of our outstanding common stock.

Our principal stockholders may have significant influence over our policies and affairs, including the election of directors. Should they act as a group, they will have the power to elect all of our directors and to control the vote on substantially all other corporate matters without the approval of other stockholders. Furthermore, such concentration of voting power could enable those stockholders to delay or prevent another party from taking control of our company even where such change of control transaction might be desirable to other stockholders.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large stockholders or the perception that such sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

Prior to our initial public offering we entered into registration rights agreements with many of our existing security holders that entitled them to have an aggregate of 10,020,248 shares registered for sale in the public market. Moreover, many of those shares, as well as the 184,250 shares we sold to Asahi, could be sold in the public market without registration once they have been held for one year, subject to the limitations of Rule 144 under the Securities Act. In addition, in connection with the September 2007 financing, we entered into the Registration Rights Agreement with the 2007 Investors pursuant to which we granted the 2007 Investors certain registration rights with respect to their shares of common stock.

Risks Related to the ESRD Therapy Industry

We expect to face significant competition from existing suppliers of renal replacement therapy devices, supplies and services. If we are not able to compete with them effectively, then we may not be profitable.

We expect to compete in the ESRD therapy market with existing suppliers of hemodialysis and peritoneal dialysis devices, supplies and services. Our competitors include Fresenius Medical Care AG and Gambro AB, currently two of the primary machine manufacturers in hemodialysis, as well as B. Braun Biotech International GmbH, and Nikkiso Corporation and other smaller machine manufacturers in hemodialysis. B. Braun, Fresenius, Gambro and Nikkiso also manufacture HDF machines. These companies and most of our other competitors have longer operating histories and substantially greater financial, marketing, technical, manufacturing and research and development resources and experience than we have. Our competitors could use these resources and experiences to develop products that are more effective or less costly than any or all of our products or that could render any or all of our products obsolete. Our competitors could also use their economic strength to influence the market to continue to buy their existing products.

We do not have a significant established customer base and may encounter a high degree of competition in further developing one. Our potential customers are a limited number of nephrologists, national, regional and local dialysis clinics and other healthcare providers. The number of our potential customers may be further limited to the extent any exclusive relationships exist or are entered into between our potential customers and our competitors. We cannot assure you that we will be successful in marketing our products to these potential customers. If we are not able to develop competitive products and take and hold sufficient market share from our competitors, we will not be profitable.

Some of our competitors own or could acquire dialysis clinics throughout the United States, our Target European Market and other regions of the world. We may not be able to successfully market our products to the dialysis clinics under their ownership. If our potential market is materially reduced in this manner, then our potential sales and revenues could be materially reduced.

Some of our competitors, including Fresenius and Gambro, manufacture their own products and own dialysis clinics in the United States, our Target European Market and/or other regions of the world. In 2005, Gambro divested its U.S. dialysis clinics to DaVita, Inc. and entered a preferred, but not exclusive, ten-year supplier arrangement with DaVita, whereby DaVita will purchase a significant amount of renal products and supplies from Gambro Renal Products. Because these competitors have historically tended to use their own products in their clinics, we may not be able to successfully market our products to the dialysis clinics under their ownership.

According to the Fresenius 2007 Form 20-F annual report, Fresenius provides treatment in its own dialysis clinics to approximately 173,863 patients in approximately 2,238 facilities around the world of which approximately 1,602 facilities are located in the North America. According to DaVita’s press release dated February 13, 2008, DaVita provides treatment in 1,359 outpatient dialysis centers serving approximately 107,000 patients in the United States, and, according to DaVita’s 2006 Annual Report, DaVita and Fresenius combined treated approximately 65% of the United States outpatient dialysis patients in 2007.

We believe that there is currently a trend among ESRD therapy providers towards greater consolidation. If such consolidation takes the form of our competitors acquiring independent dialysis clinics, rather than such dialysis clinics banding together in independent chains, then more of our potential customers would also be our competitors. If our competitors continue to grow their networks of dialysis clinics, whether organically or through consolidation, and if we cannot successfully market our products to dialysis clinics owned by these competitors or any other competitors and do not acquire clinics ourselves, then our revenues could be adversely affected.

If the size of the potential market for our products is significantly reduced due to pharmacological or technological advances in preventative and alternative treatments for ESRD, then our potential sales and revenues will suffer.

Pharmacological or technological advances in preventative or alternative treatments for ESRD could significantly reduce the number of ESRD patients needing our products. These pharmacological or technological advances may include:

•	the development of new medications, or improvements to existing medications, which help to delay the onset or prevent the progression of ESRD in high-risk patients (such as those with diabetes and hypertension);

•	the development of new medications, or improvements in existing medications, which reduce the incidence of kidney transplant rejection; and

•	developments in the use of kidneys harvested from genetically-engineered animals as a source of transplants.

If these or any other pharmacological or technological advances reduce the number of patients needing treatment for ESRD, then the size of the market for our products may be reduced and our potential sales and revenues will suffer.

If government and other third party reimbursement programs discontinue their coverage of ESRD treatment or reduce reimbursement rates for ESRD products, then we may not be able to sell as many units of our ESRD therapy products as otherwise expected, or we may need to reduce the anticipated prices of such products and, in either case, our potential revenues may be reduced.

Providers of renal replacement therapy are often reimbursed by government programs, such as Medicare or Medicaid in the United States, or other third-party reimbursement programs, such as private medical care plans and insurers. We believe that the amount of reimbursement for renal replacement therapy under these programs has a significant impact on the decisions of nephrologists, dialysis clinics and other health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage for renal replacement therapy or a reduction in the reimbursement rates under any or all of these programs may cause a decline in recommendations or purchases of our products, which would materially adversely affect the market for our products and reduce our potential sales. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our potential revenues.

As the number of managed health care plans increases in the United States, amounts paid for our ESRD therapy products by non-governmental programs may decrease and we may not generate sufficient revenues to be profitable.

We expect to obtain a portion of our revenues from reimbursement provided by non-governmental programs in the United States. Although non-governmental programs generally pay higher reimbursement rates than governmental programs, of the non-governmental programs, managed care plans generally pay lower reimbursement rates than insurance plans. Reliance on managed care plans for dialysis treatment may increase if future changes to the Medicare program require non-governmental programs to assume a greater percentage of the total cost of care given to dialysis patients over the term of their illness, or if managed care plans otherwise significantly increase their enrollment of these patients. If the reliance on managed care plans for dialysis treatment increases, more patients join managed care plans or managed care plans reduce reimbursement rates, we may need to reduce anticipated prices of our ESRD therapy products or sell fewer units, and, in either case, our potential revenues would suffer.

If HDF does not become a preferred therapy for ESRD, then the market for our ESRD therapy products may be limited and we may not be profitable.

A significant portion of our success is dependent on the acceptance and implementation of HDF as a preferred therapy for ESRD. There are several treatment options currently available and others may be developed. HDF may not increase in acceptance as a preferred therapy for ESRD. If it does not, then the market for our ESRD therapy products may be limited and we may not be able to sell a sufficient quantity of our products to be profitable.

If the per-treatment costs for dialysis clinics using our ESRD therapy products are higher than the costs of clinics providing hemodialysis treatment, then we may not achieve market acceptance of our ESRD therapy products in the United States and our potential sales and revenues will suffer.

If the cost of our ESRD therapy products results in an increased cost to the dialysis clinic over hemodialysis therapies and such cost is not separately reimbursable by governmental programs or private medical care plans and insurers outside of the per-treatment fee, then we may not gain market acceptance for such products in the United States unless HDF therapy becomes the standard treatment method for ESRD. If we do not gain market acceptance for our ESRD therapy products in the United States, then the size of our market and our anticipated sales and revenues will be reduced.

Proposals to modify the health care system in the United States or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, then our margins and our profitability will be adversely affected.

A substantial portion of the cost of treatment for ESRD in the United States is currently reimbursed by the Medicare program at prescribed rates. Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in the Medicare program could affect the pricing of our ESRD therapy products. As we are not yet established in our business and it will take some time for us to begin to recoup our research and development costs, our profit margins are likely initially to be lower than those of our competitors and we may be more vulnerable to small decreases in price than many of our competitors.

Health administration authorities in countries other than the United States may not provide reimbursement for our products at rates sufficient for us to achieve profitability, or at all. Like the United States, these countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates for dialysis products.

Any reduction in reimbursement rates under Medicare or foreign health care programs could negatively affect the pricing of our ESRD therapy products. If we are not able to charge a sufficient amount for our products, then our margins and our profitability will be adversely affected.

If patients in our Target European Market were to reuse dialyzers, then our potential product sales could be materially adversely affected.

In the United States, a majority of dialysis clinics reuse dialyzers - that is, a single dialyzer is disinfected and reused by the same patient. However, the trend in our Target European Market is towards not reusing dialyzers, and some countries (such as France, Germany, Italy and the Netherlands) actually forbid the reuse of dialyzers. As a result, each patient in our Target European Market can generally be expected to purchase more dialyzers than each United States patient. The laws forbidding reuse could be repealed and it may become generally accepted to reuse dialyzers in our Target European Market, just as it currently is in the United States. If reuse of dialyzers were to become more common among patients in our Target European Market, then there would be demand for fewer dialyzer units and our potential product sales could be materially adversely affected.

Special Note Regarding Forward-Looking Statements

Certain statements in this prospectus constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words or phrases “can be,” “may,” “could,” “would,” “expects,” “believes,” “seeks,” “estimates,” “projects” and similar words and phrases are intended to identify such forward-looking statements. These forward-looking statements may include, among other things, statements concerning the expectations of Nephros regarding its business, growth prospects, revenue trends, operating costs, working capital requirements, competition, results of operations, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. Such forward-looking statements are subject to various known and unknown risks and uncertainties, including those described on the preceding pages, and we caution you that any forward-looking information provided by or on behalf of us is not a guarantee of future performance. Our actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond our control. All such forward-looking statements are current only as of the date on which such statements were made. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Use of Proceeds

The selling stockholders will receive all of the net proceeds from the sales of shares of our common stock offered under this prospectus. The Company may receive up to $10,950,309 of proceeds in connection with the exercise of the Warrants for cash, the underlying shares of which may be sold by the selling stockholders. Although the timing and amount of any such proceeds are uncertain, such proceeds, if received, will be used for working capital.

Determination of Offering Price

The selling stockholders may sell shares from time to time in negotiated transactions, brokers’ transactions or a combination of such methods at market prices prevailing at the time of the sale or at negotiated prices.

Selling Stockholders

The following table sets forth the shares beneficially owned, as of March 28, 2008, by the selling stockholders (as represented to us by the selling stockholders) prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number of shares which each would own beneficially if all such offered shares are sold.

Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting and/or investment power with respect to securities. Shares of common stock subject to warrants, options or convertible stock currently exercisable or convertible, or exercisable or convertible within 60 days of March 28, 2008, are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such warrants, options or convertible stock but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

				Number of Shares of
				Common Stock
	Number of Shares of		Number of Shares of	Beneficially Owned
	Common Stock		Common Stock	After Sale of All
	Beneficially Owned		Subject to the Sale	Sale Pursuant to
Selling Stockholder	Before Any Sale		of this Prospectus	this Prospectus(1)
Lambda Investors LLC	21,572,432	(2)	21,572,432	0
Enso Global Equities Master Partnership LP	5,169,002	(3)	5,169,002	0
Southpaw Credit Opportunity Master Fund LP	2,931,638	(4)	2,931,638	0
3V Capital Master Fund Ltd.	2,198,729	(5)	2,198,729	0
Distressed/High Yield Trading Opportunities Ltd.	2,198,729	(6)	2,198,729	0
National Securities Corporation	634,462	(7)	634,462	0
GPC 76, LLC	380,651	(8)	380,651	0
Andrew J. Deniken	342,493	(9)(34)	342,493	0
Lewis P. Schneider	215,609	(10)	215,609	0
Malcolm Plett	150,000	(11)(33)	150,000	0
Ryan Rauch	150,000	(12)(33)	150,000	0
Kudu Partners, LP	146,582	(13)	146,582	0
LJHS Company	146,582	(14)	146,582	0
Dinosaur Securities LLC	131,728	(15)	131,728	0
Mark Goldwasser	105,876	(16)(33)	105,876	0
Brian Friedman	79,000	(17)(33)	79,000	0
Christopher Dewey	75,000	(18)(33)	75,000	0
Gary Shemano	71,015	(19)	71,015	0
David Garrity	52,691	(20)(34)	52,691	0
Howard Davis	35,508	(21)	35,508	0
William Corbett	35,507	(22)	35,507	0
Peter Menachem	25,000	(23)(33)	25,000	0
Eric Lyon	15,000	(24)(33)	15,000	0
Tom Holly	15,000	(25)(33)	15,000	0
David Weinstein	11,614	(26)	11,614	0
Matt Portes	10,000	(27)(33)	10,000	0
Michael Bresner	5,000	(28)	5,000	0
Michael Compton	5,000	(29)(33)	5,000	0
Robert Daskal	3,000	(30)(33)	3,000	0
Doug Kaiser	1,740	(31)	1,740	0
Frank Salvatore	1,740	(32)	1,740	0

(1)	Assumes that the selling stockholders will sell all of their shares of common stock subject to sale pursuant to this prospectus. There is no assurance that the selling stockholders will sell all or any of their shares of common stock.

(2)	Represents (i) 14,381,621 shares of our common stock; and (ii) 7,190,811 shares of our common stock issuable upon conversion of our Class D Warrants. Lambda Investors LLC (“Lambda”) is a private investment fund formed for the purpose of making various investments. Wexford Capital LLC (“Wexford”) is the managing member of Lambda. Mr. Charles E. Davidson and Mr. Joseph M. Jacobs serve as the managing members of Wexford. Wexford may, by reason of its status as managing member of Lambda, be deemed to beneficially own the shares of our common stock beneficially owned by Lambda. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford, be deemed to beneficially own the shares of our common stock beneficially owned by Lambda. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford shares the power to vote and to dispose of the shares of our common stock beneficially owned by Lambda. Each of Wexford and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of our common stock owned by Lambda. Further information is set forth in the Schedule 13D filed with the SEC by Lambda, Wexford, Mr. Davidson and Mr. Jacobs on October 1, 2007.

(3)	The amount shown as beneficially owned represents (i) 3,446,001 shares of our common stock; and (ii) 1,723,001 shares of our common stock issuable upon conversion of our Class D Warrants. Enso Global Equities Master Partnership, LP (“Enso”) is a private investment fund formed for the purpose of making various investments. Enso Capital Management, Ltd. is the general partner of Enso. Enso Capital Management LLC is the investment manager of Enso. Mr. Joshua Fink serves as Director of Enso Capital Management, Ltd. (general partner of Enso), and as Chief Executive Officer and Chief Investment Officer of Enso Capital Management LLC. Enso Capital Management, Ltd. may, by reason of its status as general partner of Enso, be deemed to beneficially own the shares of our common stock beneficially owned by Enso. Enso Capital Management LLC may, by reason of its status as investment manager of Enso, be deemed to beneficially own the shares of our common stock beneficially owned by Enso. Joshua A. Fink may, by reason of his status as controlling person of Enso Capital Management LLC, be deemed to beneficially own the shares of our common stock beneficially owned by Enso. Each of Enso Capital Management, Ltd., Enso Capital Management LLC and Joshua A. Fink shares the power to vote and to dispose of the shares of our common stock beneficially owned by Enso. Each of Enso Capital Management, Ltd., Enso Capital Management LLC and Mr. Fink disclaims beneficial ownership of the shares of our common stock owned by Enso except, with respect to Mr. Fink, to the extent of his interests in each partner of Enso. Further information is set forth in the Schedule 13D filed with the SEC by Enso, Enso Capital Management, Ltd., Enso Capital Management LLC and Mr. Fink on October 4, 2007.

(4)	The amount shown as beneficially owned represents 2,931,638 shares of our common stock. Southpaw Credit Opportunity Master Fund LP (“Master Fund”) serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund (FTE) Ltd. and Southpaw Credit Opportunity Partners LP. Southpaw Asset Management LP (“Southpaw Management”) provides investment management services to private individuals and institutions, including Master Fund. Southpaw Holdings LLC (“Southpaw Holdings”) serves as the general partner of Southpaw Management. Mr. Kevin Wyman and Mr. Howard Golden are principals of Southpaw Holdings. Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden share the power to vote and dispose of our common stock. Pursuant to Rule 13d-4, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership. Further information is set forth in the Schedule 13D filed with the SEC by Master Fund, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden on October 17, 2007.

(5)	The amount shown as beneficially owned represents 2,198,729 shares of our common stock. 3V Capital Management LLC (“Management”) serves as investment manager or advisor to, and controls the investing and trading in securities of, 3V Capital Master Fund, Ltd. Mr. Scott A. Stagg serves as the principal control person (directly or indirectly) of Management and 3V Capital Master Fund, Ltd. Mr. Stagg and Management share the power to vote and dispose of our common stock. Further information is set forth in the Schedule 13D filed with the SEC by 3V Capital Management LLC and Mr. Stagg on October 23, 2007.

(6)	The amount shown as beneficially owned represents 2,198,729 shares of our common stock. 3V Capital Management LLC (“Management”) serves as investment manager or advisor to, and controls the investing and trading in securities of, Distressed/High Yield Trading Opportunities, Ltd. Mr. Scott A. Stagg serves as the principal control person (directly or indirectly) of Management and Distressed/High Yield Trading Opportunities, Ltd. Mr. Stagg and Management share the power to vote and dispose of our common stock. Further information is set forth in the Schedule 13D filed with the SEC by 3V Capital Management LLC and Mr. Stagg on October 23, 2007.

(7)	The amount shown as beneficially owned represents (i) 609,462 shares of our common stock issuable upon conversion of our Placement Agent Warrants and (ii) 25,000 shares of our common stock issuable upon conversion of our Underwriter Warrants. National Securities Corporation, a FINRA member, was entitled to receive these securities as partial compensation for its services as placement agent/underwriter in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. The securities underlying the Placement Agent Warrants are subject to a 180-day lock-up in accordance with the requirements of NASD Rule 2710(g)(1).

(8)	The amount shown as beneficially owned represents (i) 253,767 shares of our common stock; and (ii) 126,884 shares of our common stock issuable upon conversion of our Class D Warrants. Southpaw Asset Management LP (“Southpaw Management”) provides investment management services to private individuals and institutions, including GPC 76 LLC. Southpaw Holdings LLC (“Southpaw Holdings”) serves as the general partner of Southpaw Management. Mr. Kevin Wyman and Mr. Howard Golden are principals of Southpaw Holdings. Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden share the power to vote and dispose of our common stock. Pursuant to Rule 13d-4, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership. Further information is set forth in the Schedule 13D filed with the SEC by Master Fund, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden on October 17, 2007.

(9)	The amount shown as beneficially owned represents 342,493 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(10)	The amount shown as beneficially owned represents (i) 143,739 shares of our common stock; and (ii) 71,870 shares of our common stock issuable upon conversion of our Class D Warrants.

(11)	The amount shown as beneficially owned represents 150,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(12)	The amount shown as beneficially owned represents 150,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(13)	The amount shown as beneficially owned represents 146,582 shares of our common stock. La Plata River Partners, LLC is the general partner of Kudu Partners, L.P. William Lupien is the sole member of La Plata River Partners, LLC. Mr. Lupien has dispositive power and voting control over the shares of our common stock.

(14)	The amount shown as beneficially owned represents 146,582 shares of our common stock. LJHS Company is a family investment partnership. Each of James McLeod, Heather McLeod Yowel, Lisa McLeod Stephenson and Scott McLeod are the owners of LJHS Company. Scott McLeod and Jack McLeod each have dispositive power and voting control over the shares of our common stock.

(15)	The amount shown as beneficially owned represents 131,728 shares of our common stock issuable upon conversion of our Placement Agent Warrants. Dinosaur Securities LLC, a FINRA member, was entitled to receive these securities as partial compensation for its services as placement agent in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. The securities underlying the Placement Agent Warrants are subject to a 180-day lock-up in accordance with the requirements of NASD Rule 2710(g)(1).

(16)	The amount shown as beneficially owned represents (i) 100,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants and (ii) 5,876 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(17)	The amount shown as beneficially owned represents (i) 75,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants and (ii) 4,000 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(18)	The amount shown as beneficially owned represents 75,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(19)	The amount shown as beneficially owned represents 71,015 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(20)	The amount shown as beneficially owned represents 52,691 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(21)	The amount shown as beneficially owned represents 35,508 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(22)	The amount shown as beneficially owned represents 35,507 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(23)	The amount shown as beneficially owned represents 25,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(24)	The amount shown as beneficially owned represents 15,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(25)	The amount shown as beneficially owned represents 15,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(26)	The amount shown as beneficially owned represents 11,614 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(27)	The amount shown as beneficially owned represents 10,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(28)	The amount shown as beneficially owned represents 5,000 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(29)	The amount shown as beneficially owned represents 5,000 shares of our common stock issuable upon conversion of our Placement Agent Warrants.

(30)	The amount shown as beneficially owned represents 3,000 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(31)	The amount shown as beneficially owned represents 1,740 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(32)	The amount shown as beneficially owned represents 1,740 shares of our common stock issuable upon conversion of our Underwriter Warrants.

(33)	National Securities Corporation, or NSC, has advised us that the listed selling stockholder is an associated person of NSC, received these warrants as a designee of NSC in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. NSC was entitled to receive these securities as partial compensation for its services as placement agent or underwriter in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. The securities underlying the Placement Agent Warrants are subject to a 180-day lock-up in accordance with the requirements of NASD Rule 2710(g)(1).

(34)	Dinosaur Securities LLC, or Dinosaur, has advised us that the listed selling stockholder is an associated person of Dinosaur, received these warrants as a designee of Dinosaur in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. Dinosaur was entitled to receive these securities as partial compensation for its services as placement agent in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. The securities underlying the Placement Agent Warrants are subject to a 180-day lock-up in accordance with the requirements of NASD Rule 2710(g)(1).

Material Relationships

On September 19, 2007, Paul A. Mieyal and Arthur H. Amron were appointed as members of our board of directors. Dr. Mieyal and Mr. Amron are employed by Wexford, a registered investment advisory firm that manages Lambda, a selling stockholder.

Agreements with the Selling Stockholders

September 2007 Financing

In connection with our September 2007 financing, we entered into the Registration Rights Agreement with the 2007 Investors pursuant to which we agreed to file an initial resale registration statement no later than 60 days after we filed the Information Statement with the SEC. The Information Statement was filed on October 24, 2007, and we filed the initial resale registration statement of which this prospectus is a part on December 20, 2007. We agreed to use our commercially reasonable best efforts to have such registration statement declared effective within 240 days after filing the definitive version of the Information Statement. In the event such registration statement has not been declared effective within such time period, for each 30-day period thereafter or a portion thereof, we will pay each 2007 Investor liquidated damages as set forth in the Registration Rights Agreement. If we fail to pay the liquidated damages, we will pay interest thereon at a rate of 15% per annum.

In connection with our September 2007 financing, we issued the Placement Agent Warrants to National Securities Corporation (“NSC”), Dinosaur Securities LLC (“Dinosaur”) and their designees. Pursuant to such Placement Agent Warrants, we agreed to register the shares issuable under the Placement Agent Warrants on one or more resale registration statements, treating the shares issuable upon conversion of the Placement Agent Warrants as Registrable Securities (as defined in the Registration Rights Agreement) and as shares of common stock issuable upon exercise of the Class D Warrants and treating the holders of the Placement Agent Warrants as holders of the Class D Warrants. We also granted NSC and Dinosaur a right of first refusal to act as co-lead placement agents for any future private offering of our securities or as co-lead managing underwriters for any future public offering of our securities. Such right of first refusal will terminate on March 19, 2009, and we have no repurchase right with respect to such right.

In connection with our September 2007 financing, we entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the 2007 Investors pursuant to which we agreed to take such corporate actions as may be required, among other things, to entitle Lambda, one of the selling stockholders, (i) to nominate two individuals having reasonably appropriate experience and background (the “Lambda Nominees”) to our board to serve as directors until their respective successor(s) are elected and qualified, (ii) to nominate each successor to the Lambda Nominees, provided that any successor shall have reasonably appropriate experience and background, and (iii) to direct the removal from the Board of any director nominated under the foregoing clauses (i) or (ii). Under the Investor Rights Agreement, we are required to convene meetings of the Board at least once every three months. If we fail to do so, a Lambda director will be empowered to convene such meeting.

The Investor Rights Agreement also provides that, except as Lambda may otherwise agree in writing, Lambda will have the right (i) to engage, directly or indirectly, in the same or similar business activities or lines of business as us and (ii) to do business with any of our clients, competitors or customers, with the result that we shall have no right in or to such activities or any proceeds or benefits therefrom, and neither Lambda nor any officer, director, partner, manager, employee or affiliate of Lambda (“Lambda Person”) will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities of Lambda or of such Lambda Person’s participation therein. A Lambda Person who is serving as one of our officers or directors may not, at the same time, serve as an officer or director of any entity whose principal business activity is (i) the development or sale of medical devices for the treatment of end stage renal disease or (ii) water filtration. In the event that Lambda or any Lambda Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Lambda and us other than in the case of a “director-related opportunity” (as defined below), Lambda and such Lambda Person will have no duty to communicate or present such corporate opportunity to us. In addition, in the event that a Lambda director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and Lambda, such corporate opportunity will belong to Lambda, unless such corporate opportunity is a director-related opportunity, in which case such corporate opportunity will belong to us. A “director-related opportunity”, under the

Investor Rights Agreement, means a potential transaction or matter that may be a corporate opportunity for both us and Lambda where knowledge of such corporate opportunity is made known to a Lambda Person who is serving as our director as a result of his serving as our director prior to (x) Lambda or any other Lambda Person acquiring knowledge of such corporate opportunity, or (y) such Lambda Person acquiring knowledge of such corporate opportunity other than as a result of such Lambda Person’s serving as a director.

2004 Initial Public Offering

In connection with our initial public offering, we entered into a Warrant Agreement (the “Warrant Agreement”), dated as of September 24, 2004, with The Shemano Group, Inc. (“Shemano”), whereby we issued the Underwriter Warrants to Shemano and its designees. Pursuant to the Warrant Agreement, we agreed that, if at any time during the five years following the initial public offering, we proposed to register any shares of our common stock, we must include the shares of our common stock issuable upon conversion of the Underwriter Warrants in such registration statement on the same terms and conditions as the securities otherwise being sold in such registration. Therefore, this prospectus relates to the 200,000 shares of our common stock issuable upon conversion of the Underwriter Warrants.

Copies of the Registration Rights Agreement, the Placement Agent Warrant and the Investor Rights Agreement as described above have been filed as exhibits to our Current Report on Form 8-K filed with the SEC on September 25, 2007. A copy of the Warrant Agreement as described above has been filed as an exhibit to our Registration Statement on Form S-1 (No. 333-116162), as amended, filed with the SEC on August 26, 2004. This summary is qualified in its entirety by reference to each of these documents, which are incorporated herein by reference. We urge you to read these documents carefully for more details regarding the provisions we describe in this prospectus and for other provisions that may be important to you.

Plan of Distribution

We anticipate that the selling stockholders and their pledgees, donees, transferees and other successors-in-interest may sell all or a portion of the shares offered by this prospectus from time to time on securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices reasonably related to the market price or at negotiated prices. Sale of the shares offered by this prospectus may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	sales to one or more brokers or dealers as principal, and resale by those brokers or dealers for their account, including resales to other brokers and dealers;

•	block trades in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	privately negotiated transactions with purchasers;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	settlement of short sales entered into after the date of this prospectus;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by NASD Rule 2440 and IM-2440. In no event will any broker-dealer receive total compensation in excess of 8%. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

We are not aware as of the date of this prospectus of any agreements between any selling stockholder and any broker-dealers regarding the sale of the shares offered by this prospectus, although we have made no inquiry in that regard. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We will file, during any period during which we are required to do so under our registration rights agreement with the selling stockholders, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus.

An aggregate of 1,756,374 shares of common stock issuable upon exercise of warrants held by National Securities Corporation , Dinosaur Securities LLC and/or “related persons” of National Securities Corporation and Dinosaur Securities LLC are subject to a 180 day lock-up in accordance with the requirements of NASD Rule 2710(g)(1) and will not be sold, pledged, assigned, transferred or hypothecated for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, except in accordance with the requirements of NASD Rule 2710(g)(2).

Each selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Any broker, dealer or other agent executing a sell order on behalf of the selling stockholders may be considered to be an underwriter within the meaning of the Securities Act, in which case commissions received by any of these brokers, dealers or agents and profit on any resale of the shares may be considered to be underwriting commissions under the Securities Act.

The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred will be borne by each selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

Description of Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Apart from preferences that may be applicable to any holders of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, ratably as may be declared from time to time by the Board out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all liabilities and liquidation preferences on any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Legal Matters

The legality of the common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, New York, New York.

Experts

Our financial statements at and for the year ended December 31, 2007, incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2007, have been audited by Rothstein Kass & Company P.C., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, which report includes an explanatory paragraph related to the Company’s ability to continue as a going concern. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The 2006 consolidated financial statements incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph related to the Company’s ability to continue as a going concern and an explanatory paragraph related to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

As disclosed in our Current Report on Form 8-K filed with the SEC on July 20, 2007, we replaced Deloitte & Touche LLP with Rothstein Kass & Company P.C. on July 16, 2007.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public free of charge at the SEC’s website at http://www.sec.gov.

Incorporation of Certain Information by Reference

The information incorporated by reference is an important part of this prospectus, and information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of our common stock covered by this prospectus (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed March 31, 2008;

•	Our Current Report on Form 8-K filed on January 16, 2008; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A filed on August 5, 2005, including any amendment or report filed for the purpose of updating such description.

We will, at no cost, furnish each person, including any beneficial owner, to whom this prospectus is delivered, a copy of the information we incorporate by reference in this prospectus at no cost by writing or telephoning us at Nephros, Inc. at 3960 Broadway, New York, New York 10032, telephone (212) 781-5113. We maintain a website at www.nephros.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be a part of this prospectus.

Disclosure of SEC Position on Indemnification
for Securities Law Violations

Our Fourth Amended and Restated Certificate of Incorporation, as amended, provides for indemnification of directors and officers of the Registrant to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). We have obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the registrant. Our Second Amended and Restated By-Laws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the DGCL. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the securities being registered. All amounts (except the Commission registration fee) are estimates.

SEC registration fee	$669.38
Printing expenses	$30,000.00
Legal fees and expenses	$100,000.00
Accounting fees and expenses	$40,000.00
Miscellaneous	$19,330.62

Total	$190,000.00

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they will have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The registrant’s Fourth Amended and Restated Certificate of Incorporation, as amended, provides for indemnification of directors and officers of the registrant to the fullest extent permitted by the DGCL. The registrant’s Second Amended and Restated By-Laws provides that the registrant will generally indemnify its directors, officers, employees or agents to the fullest extent permitted by the law against all losses, claims, damages or similar events. The registrant has obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 16.	Exhibits

(a) Exhibits.  The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

4.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Nephros, Inc.’s Registration Statement on Form S-8 (No. 333-127264), as filed with the SEC on August 5, 2005).
4.2	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.2 of Nephros, Inc.’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, filed with the SEC on August 13, 2007).
4.3	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.3 of Nephros, Inc.’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the SEC on August 13, 2007).

Exhibit No.	Description

4.4	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.4 of Nephros, Inc.’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the SEC on November 13, 2007).
4.5	Second Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.1 of Nephros, Inc.’s Current on Form 8-K filed with the SEC on December 3, 2007).
4.6	Specimen Common Stock Certificate of Nephros, Inc. (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A (File No. 333-116162) filed with the SEC on July 20, 2004).
4.7	Registration Rights Agreement, dated as of September 19, 2007, among Nephros and the Investors (as defined therein). (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.8	Form of Placement Agent Warrant. (Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.9	Investor Rights Agreement, dated as of September 19, 2007, among Nephros and the Investors. (as defined therein) (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.10	Form of Warrant Agreement. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A (File No. 333-116162) filed with the SEC on August 26, 2004).
4.11	Form of Series A 10% Secured Convertible Note due 2008 convertible into Common Stock and Warrants. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.12	Form of Series B 10% Secured Convertible Note due 2008 convertible into Common Stock. (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.13	Form of Class D Warrant. (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.14	Form of 6% Secured Convertible Note due 2012 for June 1, 2006 Investors. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 2, 2006).
4.15	Form of 6% Secured Convertible Note due 2012 for June 30, 2006 Investors. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006).
5.1	Opinion of Haynes and Boone, LLP as to the legality of the securities being registered.*
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Rothstein Kass & Company, P.C.*
23.3	Consent of Haynes and Boone, LLP. (Included in Exhibit 5.1).*
24.1	Power of Attorney. (Incorporated by reference to page II-4 of this Registration Statement, as filed on December 20, 2007).

*	Filed herewith

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required in a post-effective amendment by those paragraphs is incorporated by reference from periodic reports filed by the small business issuer under the Securities Exchange Act of 1934, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is deemed part of and included in the registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the undersigned sunder the Act in the initial distribution of the securities, in a primary offering of securities of the undersigned pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchased by means of any of the following communications, the undersigned will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser :

(i) any preliminary prospectus or prospectus of the undersigned relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned or used or referred to by the undersigned;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned or its securities provided by or on behalf of the undersigned; and

(iv) any other communication that is an offer in the offering made by the undersigned to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective by the SEC.

(ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th of April, 2008.

NEPHROS, INC.

By:	/s/ Norman J. Barta
Norman J. Barta
Chairman of the Board, President and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Norman J. Barta Norman J. Barta		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 16, 2008

/s/ Mark W. Lerner Mark W. Lerner		Chief Financial Officer (Principal Executive Officer and Principal Accounting Officer)	April 16, 2008

/s/ Arthur H. Amron* Arthur H. Amron		Director	April 16, 2008

/s/ Paul A. Mieyal* Paul A. Mieyal		Director	April 16, 2008

/s/ Lawrence J. Centella* Lawrence J. Centella		Director	April 16, 2008

/s/ Eric A. Rose, M.D.* Eric A. Rose, M.D.		Director	April 16, 2008

/s/ James S. Scibetta* James S. Scibetta		Director	April 16, 2008

*By:	/s/ Norman J. Barta Norman J. Barta Attorney-in-Fact		April 16, 2008

Exhibit Index

Exhibit No.	Description

4.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Nephros, Inc.’s Registration Statement on Form S-8 (No. 333-127264), as filed with the SEC on August 5, 2005).
4.2	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.2 of Nephros, Inc.’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, filed with the SEC on August 13, 2007).
4.3	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.3 of Nephros, Inc.’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 filed with the SEC on August 13, 2007).
4.4	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.4 of Nephros, Inc.’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 filed with the SEC on November 13, 2007).
4.5	Second Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.1 of Nephros, Inc.’s Current on Form 8-K filed with the SEC on December 3, 2007).
4.6	Specimen Common Stock Certificate of Nephros, Inc. (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A (File No. 333-116162) filed with the SEC on July 20, 2004).
4.7	Registration Rights Agreement, dated as of September 19, 2007, among Nephros and the Investors (as defined therein). (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.8	Form of Placement Agent Warrant. (Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.9	Investor Rights Agreement, dated as of September 19, 2007, among Nephros and the Investors. (as defined therein). (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.10	Form of Warrant Agreement. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A (File No. 333-116162) filed with the SEC on August 26, 2004).
4.11	Form of Series A 10% Secured Convertible Note due 2008 convertible into Common Stock and Warrants. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.12	Form of Series B 10% Secured Convertible Note due 2008 convertible into Common Stock. (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.13	Form of Class D Warrant. (Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on September 25, 2007).
4.14	Form of 6% Secured Convertible Note due 2012 for June 1, 2006 Investors. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 2, 2006).
4.15	Form of 6% Secured Convertible Note due 2012 for June 30, 2006 Investors. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006).
5.1	Opinion of Haynes and Boone, LLP as to the legality of the securities being registered.*
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Rothstein Kass & Company, P.C.*
23.3	Consent of Haynes and Boone, LLP. (Included in Exhibit 5.1).*
24.1	Power of Attorney. (Incorporated by reference to page II-4 of this Registration Statement, as filed on December 20, 2007).

*	Filed herewith